Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

April 6, 2016

VIA EDGAR

Ms. Sonia Barros, Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC
Registration Statement on Form S-11 Filed March 22, 2016
File No. 333-210322

Dear Ms. Barros:

On behalf of MGM Growth Properties LLC (the “Company”), a Delaware limited liability company, we filed via EDGAR the accompanying Amendment No. 2 to the registration statement on Form S-11 (“Amendment No. 2”) of the Company and other exhibits thereto, and have separately forwarded copies of Amendment No. 2 to you, marked to indicate changes to the Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2016. In the interim, the Company previously filed an exhibits-only Amendment No. 1 to the Registration Statement on Form S-11 on April 5, 2016.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Ms. Sonia Barros, dated April 4, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note your disclosure throughout the prospectus that the annual escalator of 2.0% will be subject to the Tenant meeting an “adjusted net revenue” to rent ratio of 6.25:1.00 based on their adjusted net revenue from the leased properties subject to the Master Lease. Please describe how you determine “adjusted net revenue” for purposes of this provision.

Response to Comment 1

The Company respectfully advises the Staff that it determines “adjusted net revenue” for purposes of this provision of the Master Lease as net revenues as defined under U.S. GAAP, adjusted to exclude net revenue attributable to certain scheduled subleases and, at the Company’s option, reimbursed cost revenue. The Company has revised the disclosure throughout Amendment No. 2 to describe the basis of its determination of adjusted net revenue pursuant to this provision of the Master Lease.

Dilution, page 62

2.	Please revise your reference to net tangible book value in the introductory paragraph and in note (1) to indicate that net tangible book value is less tangible liabilities.

Response to Comment 2

The Company has revised its references to net tangible book value in the introductory paragraph and in note (1) to indicate that net tangible book value is less tangible liabilities in Amendment No. 2 in response to the Staff’s comment. Please see page 62 of Amendment No. 2.

MGP Unaudited Pro Forma Condensed Consolidated Financial Information, page 66

3.	Please tell us how you will account for the Operating Partnership upon adoption of ASU 2015-02. Within your response, please include your basis for your determination.

Response to Comment 3

The Company respectfully advises the Staff that prior to the adoption of Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (“ASU 2015-02”), the Company has determined that the Operating Partnership is a Variable Interest Entity (“VIE”) under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, specifically the criterion set forth under ASC 810-10-15-14(c). Additionally, as the 100% owner of the Operating Partnership’s general partner (the “General Partner”), MGP has been determined to be the primary beneficiary of, and will consolidate, the Operating Partnership.

ASU 2015-02 amends the guidance on how to evaluate whether the equity holders, as a group, have the power to direct the activities that most significantly impact the entity’s economic performance. Specifically, ASU 2015-02 changes the evaluation for determining whether limited partners lack power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact its economic performance. Under ASU 2015-02, limited partners with equity at risk lack power if they do not hold kick-out or participating rights over the general partner. Pursuant to ASU 2015-02, the criterion set forth under ASC 810-10-15-14(b) is amended such that a limited partnership or similar entity will not be a VIE and will be evaluated for consolidation under the voting model if either of the following conditions is met:

•	A single limited partner or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights through voting interests over the general partner(s).

•	Kick-out rights through voting interests held by entities under common control with the general partner or other parties acting on behalf of the general partner also shall not be included.

•	Limited partners with equity at risk are able to exercise substantive participating rights over the general partner(s).

Under ASU 2015-02, kick-out rights include the right to remove the decision maker and to dissolve the entity without cause. Per Section 7.1A (referenced below) of the MGM Growth Properties Operating Partnership Limited Partnership Agreement (the “Operating Partnership Agreement”), the limited partners (subsidiaries of MGM) do not have kick-out or participating rights over the general partner (a subsidiary of MGP):

Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are exclusively vested in the general partner, and no limited partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The general partner may not be removed by the limited partners with or without cause, except with the consent of the general partner. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the general partner under any other provision of this Agreement, the general partner, subject to the other provisions of this Agreement, including without limitation Section 7.3, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 and to effectuate the purposes set forth in Section 3.1.

As none of the conditions above are met, the Operating Partnership will continue to be accounted for as a VIE upon MGP’s adoption of ASU 2015-02.

ASC 810-10-25-38 (subsequent to ASU 2015-02) states that:

A reporting entity shall consolidate a VIE when that reporting entity has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling financial interest on the basis of the provisions in paragraphs 810-10-25-38A through 25-38J. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.

Pursuant to ASC 810-10-25-38A, A reporting entity is deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

1.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

2.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definition of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

The power to direct the activities that most significantly impact the Operating Partnership’s economic performance, including decisions regarding financing and capital management, acquisition and dispositions, leasing, distributions and dissolution are explicitly granted to the General Partner. As the 100% owner of the General Partner, MGP retains this power. Additionally, MGP will hold the Operating Partnership Units purchased with the proceeds from its initial public offering, and will participate in distributions from the Operating Partnership accordingly. As such, MGP holds the right to receive benefits from the Operating Partnership that could potentially be significant to the Operating Partnership. Based on our analysis of these criteria, MGP will continue to be the primary beneficiary of and consolidate the Operating Partnership subsequent to the adoption of ASU 2015-02.

4.	Please tell us how you considered your ownership restrictions in your determination that the noncontrolling interests should be reflected as equity. Please reference the authoritative accounting literature that management relied upon.

Response to Comment 4

The Company respectfully advises the Staff that the noncontrolling interest in the Operating Partnership is classified in permanent equity based on the terms of the Operating Partnership Agreement. Also, the Company advises the Staff that the terms of Rule 5-02.27 of Regulation S-X (codified in FASB ASC 480-10-S99-3A) provide the relevant definitive guidance in assessing the balance sheet classification of redeemable preferred securities (and by analogy, redeemable securities). In addition, the Company has considered SEC Accounting Series Release 268 (“ASR 268”) and the SEC guidance issued in its interpretation of ASR 268. Specifically, the Company considered the following analysis in determining whether or not the Operating Partnership’s noncontrolling interests should be classified outside of permanent equity.

The Operating Partnership Agreement will provide holders of the Operating Partnership Units the right to exchange all or a portion of their Operating Partnership Units for cash or, at MGP’s sole and absolute discretion, for Class A shares on a one-for-one basis, in each case, subject to the Ownership Limits defined below. MGP’s determination of whether or not to redeem the Operating Partnership Units in cash or Class A shares will be made by the Conflicts Committee of the Board of Directors of MGP. The Conflicts Committee will be comprised of independent directors (such independence determined in accordance with the NYSE’s listing standards, the standards established by the Securities Exchange Act of 1934 to serve on an audit committee of a board of directors and certain additional independence requirements in MGP’s operating agreement).

As discussed above, redemption of Operating Partnership Units is prohibited if the redemption would cause any person to actually or constructively own more than 9.8% in value or in number, whichever is more restrictive, of any class of our shares (other than our Class B share) or 9.8% in value of the aggregate outstanding shares of all classes and series of our shares. These restrictions are collectively referred to herein as the “Ownership Limits.”

The Company considered the guidance codified in ASC 480-10-S99 and determined the following:

•	The Operating Partnership Units are not redeemable at a fixed or determinable price on a fixed or determinable date. Rather, the Operating Partnership Units are redeemable at a price determined by the fair market value of MGP’s Class A shares, as determined by the market.

•	The Operating Partnership Units are not redeemable to the Company at the holder’s option. While it may appear, since MGM controls the election of the Board of Directors and MGM subsidiaries are the holders of the Operating Partnership Units, that MGM has control over determining the redemption method (i.e., redemption with cash or Class A shares), the Company believes that its delegation of authority to choose the redemption method to the Conflicts Committee allows MGP, as the issuer, to control the option.

•	There are no circumstances present in which the Company could be required to repurchase its Operating Partnership Units in cash upon the occurrence of an event that is not within the control of the Company. As discussed above, the Company controls the ability to cash settle the Operating Partnership Units as a result of the Company delegating the authority to choose the redemption method to the Conflicts Committee. We have analogized the guidance provided under ASC 815-40-25 below, and determined that the Company has the ability to settle the Operating Partnership Units in shares.

•	If the Conflicts Committee elects to issue Class A shares in a redemption and such issuance would result in the recipient owning Class A shares in excess of the Ownership Limits, the provisions intended to preserve the Company’s REIT status, including automatic transfer of excess shares to a charitable trust, would apply. The Company will have the right to elect to issue Class A shares regardless of the application of such Ownership Limits, and therefore will always be able to control settlement in cash or Class A shares, and holders of Operating Partnership Units will receive cash only if the Conflicts Committee elects to settle in cash instead of available Class A shares.

The Company has determined based on the facts presented above and the below analysis, that the noncontrolling interest (Operating Partnership Units held by subsidiaries of MGM) shall be classified as permanent equity.

As described above, since the redemption of the Operating Partnership Units can be satisfied by cash or shares, the Company analogized to ASC 815-40-25 to support the assertion that they could in fact settle the put option (redemption option) using the Company’s Class A shares. Under the provisions of ASC 815-40-25, a Company is determined to have the ability to share settle if the following criteria are met:

1.	The contract permits the Company to settle in unregistered shares.

The Operating Partnership Agreement permits the use of unregistered shares to settle the conversion of these partnership interests.

2.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company will have sufficient authorized and unissued shares available to settle all the potential redemptions of the Operating Partnership Units after considering all other commitments.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

As the redemption terms call for a one-partnership interest-to-one-share conversion rate and there are a fixed number of units outstanding, it follows that the number of Class A shares to be delivered is limited to the number of Operating Partnership Units outstanding.

4.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

The Operating Partnership Agreement and the related Registration Rights Agreement, discussed more fully below, do not require cash payments to the partnership interest holders if the Company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

The Operating Partnership Agreement and the related Registration Rights Agreement, discussed more fully below, do not have any “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. The only such scenario would be on the liquidation of the Company.

The Operating Partnership Agreement does not provide for any net cash settlement in circumstances in which all the partnership interest holders would not also receive cash in exchange for their units.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The counter party is a holder of an Operating Partnership Unit, and has the identical rights to other holders of interests in the Operating Partnership.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

There are no collateral requirements associated with the Operating Partnership Units.

The above assessment of the ASC 815-40-25 criteria outlined supports MGP’s ability to share settle the Operating Partnership Units.

We note that the Registration Rights Agreement obligates the Company to file with, be declared effective by, and keep effective with the SEC, a shelf registration statement beginning after 12 months subsequent to the initial public offering on a “best efforts” basis, upon request by an investor. Although there are no formal penalties in the Registration Rights Agreement if the Company does not maintain an effective registration statement, the Company may be subject to a legal claim for such failure to maintain an effective registration statement. Due to these rights, the Company believes that its registration obligation is more comparable to a registration payment arrangement discussed under ASC 825-20-25-3. Under that guidance (which generally only includes registration arrangements that require cash payments), the Company would be required to assess whether any additional cash payments would be owed as a result of failing to comply with the terms of the registration rights agreement. This would require an accruable liability as opposed to requiring the Company to deliver a registered share.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 67

5.	With respect to your adjustments (b)(c)(d) for additional paid-in capital/net parent investment. Please present the impact from each of the three adjustments separately on the face of the pro forma balance sheet or detail the impact from each of these three adjustments separately in a footnote to the pro forma balance sheet.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2. Please see page 67 of Amendment No. 2.

Note 1 – Balance Sheet Pro Forma Adjustments, page 69

6.	We note your adjustment (b). With respect to your line item for proceeds from debt issuance, please revise to disaggregate the proceeds based on different types of debt issuances (i.e. the Revolving Credit Facility, the Term Loan Facilities and the Senior Notes.)

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2. Please see page 70 of Amendment No. 2.

Note 2 – Statement of Operations Pro Forma Adjustments, page 70

7.	We note your disclosure of pro forma rental revenue disclosed in your March 23, 2016 supplemental response. It appears that you are including the renewal periods in your lease term. To the extent that you are including the renewal periods in your lease term, please revise your filing to disclose this information. In addition, please tell us your basis for including the renewal periods in your lease term; within your response, please reference the authoritative accounting literature management relied upon. To the extent you are not including the renewal periods in your lease term, please provide us with your straight-line rental revenue calculation.

Response to Comment 7

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2. Please see page 71 of Amendment No. 2.

The Company respectfully advises the Staff that, in assessing the lease term, the Company has referenced the guidance under ASC 840-10-20, which specifies that “all periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured” should be considered when determining the lease term.

The lease term has been determined to be 30 years, which includes four renewal options. The Company has determined that the Tenant is reasonably assured of exercising these renewals because:

a.	the Master Lease covers ten of MGM’s key properties;

b.	as of December 31, 2015, the properties subject to the Master Lease comprised $3.8 billion of a total of $9.2 billion, or 41% of MGM revenues, and $7.8 billion of a total of $15.4 billion, or 51% of MGM’s property and equipment, as well as approximately 31% of MGM’s $25.2 billion in total assets; and

c.	the renewal options are structured in an “all or nothing” manner, such that the Lessee is required to renew the Master Lease either for all properties or not renew at all. Management has concluded that, based on the significance of the revenues derived from the properties subject to the Master Lease, failure to exercise any of the renewal options could potentially result in a significant penalty for the Tenant.

Based on these factors, the Company has concluded the Tenant is reasonably assured to exercise all of its renewal options under the Master Lease at the inception of the lease. Additionally, such information is known to the Company who, along with the Tenant, are under common control of MGM. Therefore, the lease term for accounting purposes has been determined to be 30 years.

8.	As noted above, it appears that you are including the renewal periods in your lease term. Please tell us how you determined the lease is an operating lease. Within your response, please specifically refer to paragraphs 1c and 1d of ASC 840-10-25.

Response to Comment 8

Pursuant to the provisions of FASB ASC Topic 840, Leases, lease classification from a lessor perspective is applied on an asset-by-asset basis.

Under FASB ASC 840-40-25-8, “If a lease meets the criteria in paragraph 840-10-25-1 and 840-10-25-42, the purchaser-lessor shall record the transaction as a purchase and a direct financing lease; otherwise, the purchaser-lessor shall record the transaction as a purchase and an operating lease.”

Additionally, per ASC 840-10-25-43 (emphasis added):

“If the lease at inception meets any of the four lease classification criteria in paragraph 840-10-25-1 and both of the criteria in the preceding paragraph, it shall be classified by the lessor as a sales-type lease, a direct financing lease, a leveraged lease, or an operating lease as follows:

a. Sales-type lease. A lease is a sales-type lease if it gives rise to manufacturer’s or dealer’s profit (or loss) to the lessor (that is, the fair value of the leased property at lease inception is greater or less than its cost or carrying amount, if different) and meets either of the following conditions:

1. It involves real estate and meets the criterion in paragraph 840-10-25-1(a) (in which circumstance, neither of the criteria in paragraph 840-10-25-42 applies).

2. It does not involve real estate and meets any of the criteria in paragraph 840-10-25-1 and both of the criteria in paragraph 840-10-25-42.

b. Direct financing lease. A lease is a direct financing lease if it meets all of the following conditions:

1. It meets any of the criteria in paragraph 840-10-25-1 and both of the criteria in the preceding paragraph.

2. It does not give rise to manufacturer’s or dealer’s profit (or loss) to the lessor.

3. It does not meet the criteria for a leveraged lease.

c. Operating lease. A lease is an operating lease if it does not meet any of the four criteria in paragraph 840-10-25-1 or both of the criteria in the preceding paragraph. This includes a lease that involves real estate and gives rise to manufacturer’s or dealer’s profit (or loss) to the lessor but that does not meet the criterion in paragraph 840-10-25-1(a).”

Since the carrying value of the properties is not equal to their fair value at lease inception as the properties were not acquired or built in conjunction with entering into the Master Lease, the leased properties do not qualify for treatment as a direct financing lease or as a leveraged lease. Since there is no transfer of ownership at the end of the lease term the Master Lease does not qualify for treatment as a sales-type lease based on the real estate guidance cited above. All other criteria, including consideration of a bargain purchase option, as well as application of the 75% and 90% tests under ASC 840-10-25-1(c) and (d) are not applicable in this situation. Therefore, for the financial statements of MGP, the leases should be classified as operating leases.

Business and Properties of MGP

Opportunity to acquire properties from MGM, page 89

9.	We note your disclosure that the stabilized Adjusted Property EBITDA objective for the ROFO Properties is approximately $320 million in the aggregate. Please explain to us how you determined it would be appropriate to include this information in your document, including the reasonable basis for your projections. To the extent you are able to conclude you have a reasonable basis for your projections, please revise your disclosure to briefly describe the basis for your projections. Your disclosure should include your basis for both your projected expenses and projected revenues. Please refer to Item 10(b) of Regulation S-K.

Response to Comment 9

In response to the Staff’s comment, the Company advises that it has highly developed internal models, the designs of which are based upon demographic data and data and assumptions derived from the Company’s long experience in the gaming, hospitality and entertainment industries, all of which afford it a reasonable basis for assessing assumptions made and including stabilized Adjusted Property EBITDA objectives for the ROFO Properties in the prospectus. Nonetheless, the Company has decided to remove such disclosure from Amendment No. 2.

10.	In addition to above, please expand your disclosure to describe how you define “stabilized.”

Response to Comment 10

As discussed in the response to comment 9 above, the Company has removed references to the stabilized Adjusted Property EBITDA of the ROFO Properties from Amendment No. 2.

Annex II, page A-3

11.	Please revise to clarify that the amounts in the table are in thousands.

Response to Comment 11

In response to the Staff’s comment, the Company has revised Annex II in Amendment No. 2 to clarify that the amounts in the table are in thousands. Please see page A-6 of Amendment No. 2.

*         *         *

Conclusion

We thank the Staff for its attention and we look forward to hearing from you regarding Amendment No. 2. If I can be of any assistance during the staff’s review of the enclosed Amendment No. 2, please contact me by telephone at (212) 530-5022, by facsimile at (212) 822-5022 or by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP